SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on November 17, 2009, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Diedrich with the SEC on November 24, 2009, November 24, 2009, November 25, 2009, December 1, 2009, December 2, 2009 and December 3, 2009, respectively (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), through its wholly-owned subsidiary, Marty Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive a combination of: (i) $17.33 in cash, without interest, and (ii) a fraction of a share of Peet’s common stock determined by dividing $8.67 by the volume weighted average price for one (1) share of Peet’s common stock as reported on the Nasdaq Global Select Market for the five (5) trading day period ending immediately prior to (and excluding) the date on which Purchaser accepts any shares of Common Stock for exchange pursuant to such offer, provided that in no event will such fraction exceed 0.315, all upon the terms and subject to the conditions set forth in Peet’s prospectus/offer to purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”). The Prospectus/Offer to Purchase is contained in the Registration Statement on Form S-4 filed by Peet’s with the SEC, as amended, and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Prospectus/Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Peet’s Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	Solicitation Recommendation.

The first paragraph of Item 4 is hereby amended and restated as set forth below:

As further discussed below, Diedrich entered into a merger agreement with Green Mountain Coffee Roasters, Inc. (“GMCR”) whereby GMCR will acquire all of the outstanding shares of Common Stock of Diedrich for $35.00 in cash per share (the “GMCR Transaction”). In this regard, the Board of Directors of Diedrich (the “Board”) had previously determined and announced that the GMCR $35 per share, all-cash proposal was superior to the terms of the Peet’s Merger Agreement and the Peet’s Offer, as amended by the revised proposal received from Peet’s on November 30, 2009 (which revised proposal subsequently expired on December 1, 2009). Peet’s had until 5:00 p.m. Pacific Time on Monday, December 7, 2009 to negotiate with Diedrich to amend the Peet’s Merger Agreement and the Peet’s Offer in a manner that the Board determined to be at least as favorable to Diedrich’s stockholders as the GMCR $35.00 per share all-cash proposal. Peet’s failed to submit a new proposal to Diedrich by such deadline. Accordingly, Diedrich terminated the Peet’s Merger Agreement, paid to Peet’s the $8,517,000 termination fee required thereby and entered into the merger agreement with GMCR. The termination fee was paid to Peet’s on behalf of Diedrich by GMCR.

The second paragraph of Item 4 is hereby amended and restated as set forth below:

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF DIEDRICH REJECT THE PEET’S OFFER, DO NOT TENDER THEIR SHARES PURSUANT TO THE PEET’S OFFER, AND WITHDRAW ANY SHARES ALREADY TENDERED.

The section titled “Reasons for the Offer and the Merger” is amended and restated as set forth below:

In recommending that you reject the Peet’s Offer and not tender your shares pursuant to the Peet’s Offer, and that you withdraw any shares already tendered, the Board considered the following factors, among others:

(1)	The GMCR Transaction includes an offer consideration of $35.00 per share, a premium of $9.00 over the consideration set forth in the Peet’s Offer;

(2)	The consideration in the GMCR Transaction is all cash, while consideration in the Peet’s Offer includes a combination of cash and shares of Peet’s common stock;

(3)	The GMCR merger agreement includes terms that are more favorable to Diedrich’s stockholders as compared to the existing Peet’s Merger Agreement;

(4)	The GMCR merger agreement provides for a reduction in the limitations and restrictions on Diedrich’s ability to operate its business during the period prior to the completion of the transaction, as compared to the Peet’s Merger Agreement;

(5)	The GMCR merger agreement includes an increase (as compared to the Peet’s Merger Agreement) in the time period during which Diedrich may remedy deficiencies relating to the satisfaction of certain conditions to the tender offer;

(6)	The GMCR merger agreement includes a graduated reverse termination fee such that, if the GMCR merger agreement is terminated by GMCR or Diedrich under certain circumstances, a termination fee in an amount between $8,517,000 and $11,517,000 (depending on the date of termination) would be payable to Diedrich;

(7)	Other than with respect to the enhancements set forth above, the GMCR merger agreement includes substantially the same terms as the Peet’s Merger Agreement;

(8)	The GMCR Transaction is not subject to financing or a due diligence contingency;

(9)	The GMCR Transaction incorporates the same two-step tender offer merger structure contained in the Peet’s Merger Agreement, which enables stockholders who elect to tender their shares, to receive their consideration more quickly than in the case of a one-step merger; and

(10)	The Board consulted with its financial advisors and outside legal advisors who assisted it in reaching the determination that this action is necessary for the Board to comply with its fiduciary duties to the Company’s stockholders under applicable law.

The section titled “Intent to Tender” is amended and restated as set forth below:

As part of the Peet’s Merger Agreement, Diedrich’s Chairman Paul C. Heeschen and other directors and executive officers of Diedrich had contractually committed to tender certain shares they controlled into the Peet’s Offer. These commitments, representing in excess of 32% of the total outstanding common stock of Diedrich, automatically terminated upon termination of the Peet’s Merger Agreement. Mr. Heeschen and the other directors and executive officers of Diedrich do not intend to tender their shares in the Peet’s Offer and have now agreed to tender those same shares into GMCR’s tender offer.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Forward-Looking Statements”:

On December 8, 2009, Diedrich issued a press release announcing that it has entered into a merger agreement with GMCR pursuant to which GMCR will acquire all of the outstanding shares of Common Stock of Diedrich for $35.00 in cash per share.

The Board had previously determined and announced that the GMCR $35 per share, all-cash offer was superior to the terms of the Peet’s Merger Agreement and the Peet’s Offer, as amended by the revised proposal received from Peet’s on November 30, 2009 (which revised proposal subsequently expired on December 1, 2009).

Peet’s had until 5:00 p.m. Pacific Time on Monday, December 7, 2009 to negotiate with Diedrich to amend the Peet’s Merger Agreement and the Peet’s Offer in a manner that the Board determined to be at least as favorable to Diedrich’s stockholders as the transaction with GMCR. Peet’s failed to submit a new proposal to Diedrich by such deadline. Accordingly, Diedrich terminated the Peet’s Merger Agreement, paid to Peet’s the $8,517,000 termination fee required thereby and entered into the merger agreement with GMCR. The termination fee was paid to Peet’s on behalf of Diedrich by GMCR.

As part of the Peet’s Merger Agreement, Diedrich’s Chairman Paul C. Heeschen and other directors and executive officers of Diedrich had contractually committed to tender certain shares they controlled into the Peet’s Offer. These commitments, representing in excess of 32% of the total outstanding common stock of Diedrich, automatically terminated upon termination of the Peet’s Merger Agreement. Mr. Heeschen and the other directors and executive officers of Diedrich have now agreed to tender those same shares into GMCR’s tender offer.

Notwithstanding the termination of the Peet’s Merger Agreement and the director and officer stockholder agreements, Peet’s has announced its intention to continue the Peet’s Offer for a combination of cash and a fraction of a share of Peet’s common stock representing total consideration of $26.00 per share (or less under certain circumstances described in the Peet’s Offer).

In light of the determination of the Board that the $35.00 per share, all-cash GMCR transaction is superior to Peet’s Offer, the Board recommends that the Diedrich stockholders do not tender their shares in the Peet’s Offer. Instead, the Board recommends that stockholders tender their shares in the tender offer that will be commenced by GMCR.

In addition to the superior consideration, the GMCR merger agreement provides for a reduction in the limitations and restrictions on Diedrich’s ability to operate its business during the period prior to the completion of the transaction, as compared to the now-terminated Peet’s Merger Agreement, as well as an increase in the time period during which Diedrich may remedy deficiencies relating to the satisfaction of certain conditions to the tender offer.

In addition, the GMCR merger agreement includes a graduated reverse termination fee such that, if the agreement is terminated by GMCR or Diedrich under certain circumstances, a termination fee in an amount between $8,517,000 and $11,517,000 (depending on the date of termination) would be payable to Diedrich.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibit:

Exhibit	Description

(a)(13)	Press Release issued by Diedrich Coffee, Inc. on December 8, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer